Free Writing Prospectus

VanEck Merk Gold Trust

2022-09-21 OUNZ Presentation

0001546652

Pursuant to 433/164

333-238022

OUNZ VanEck Merk Gold Trust The Gold ETF that Delivers August 2022 For Financial Professional Use Only. Not for Public Distribution.

Role of Gold in a Portfolio Current Macro Conditions VanEck Merk Gold Trust For Financial Professional Use Only. Not for Public Distribution. 3 11 15

Role of Gold in a Portfolio For Financial Professional Use Only. Not for Public Distribution.

vaneck.com/subscribe Gold is the Original Portfolio Diversifier Source: VanEck, Morningstar. Data as of August 2022. Gold = LMBA Gold Price PM. U.S. Stocks = S&P® 500 Index. U.S. Bonds = Bloomberg US Aggregate Bond Index. Commodity Futures = Bloomberg Commodity Index. International Stocks = MSCI ACWI NR USD. International Bonds = Bloomberg Global Aggregate Bond Index. U.S. Treasuries = Bloomberg 1 - 3 Year Treasury Bond Index. Not intended as a recommendation to buy or sell any of the securities mentioned herein. Past performance is no guarantee of future results. Please see important disclosures at the end of this presentation. OUNZ | VanEck Merk Gold Trust 20 Years of Asset Class Correlations to Gold as of 8/31/2022 Gold has exhibited low long - term correlation to major asset classes Gold has provided portfolio diversification through various market cycles 1.00 0.03 1.00 0.32 0.07 1.00 0.40 0.41 - 0.02 1.00 0.12 0.96 0.11 0.51 1.00 0.50 0.28 0.77 0.30 0.38 1.00 0.25 - 0.26 0.69 - 0.13 - 0.23 0.54 1.00 Gold U.S. Stocks U.S. Bonds Commodity Futures International Stocks International Bonds U.S. Treasuries Gold U.S. Stocks U.S. Bonds Commodity Futures International Stocks International Bonds U.S. Treasuries 4 For Financial Professional Use Only. Not for Public Distribution.

vaneck.com/subscribe Gold Also Offers Long - Term Appreciation Potential OUNZ | VanEck Merk Gold Trust Gold Outperformance Over 20+ Years: 2000 – 2022 Gold is more than a diversification and hedging tool Gold has outperformed many other asset classes since the beginning of the century Since the dotcom bubble in 2000 , economic and financial risks have escalated, driving gold higher 6.5% 4.2% 2.5% 8.2% 100 0 200 300 400 500 600 700 800 1999 2001 2002 2003 2004 2006 2007 2008 2009 2011 2012 2013 2014 2016 2017 2018 2019 2021 2022 Cumulative Return (Indexed at 100) Gold ($/oz) U.S. Stocks U.S. Bonds U.S. Treasuries Source: FactSet. Data as of August, 2022. Returns are annualized. U.S. Stocks represented by S&P® 500 Index; U.S. Bonds represented by Bloomberg U.S. Aggregate Bond Index; Gold Bullion represented by LBMA Gold Price PM; U.S. Treasuries represented by the Bloomberg U.S. 1 - 3 Year Treasury Bond Index. Not intended as a recommendation to buy or sell any of the securities mentioned herein. Past performance is no guarantee of future results. Indices are not securities in which investments can be made. An index’s performance is not illustrative of a fund’s performance. Please see important disclosures at the end of this presentation and definitions at end. 5 For Financial Professional Use Only. Not for Public Distribution.

vaneck.com/subscribe Gold May Thrive Through Inflationary Environment OUNZ | VanEck Merk Gold Trust Gold vs. Other Asset Classes In Various Inflation Regimes – 1970 to 2021 Gold has generated some of its largest outperformance vs. U.S. stocks and bonds in periods of high inflation 5% 8% 30% - 10% 14% 29% 10% 15% 5% 7% 8% 5% 23% Frequency of Inflation Regime 60% 17% 35% 30% 25% 20% 15% 10% 5% 0% - 5% - 10% - 15% <2% 2 - 6% Inflation Regime (U.S. CPI, YoY) >6% Average Trailing 12 - Month Return Gold Bullion Commodities (Broad Basket) U.S. Stocks U.S. Bonds Source: VanEck, Bloomberg, Morningstar. Data as of December 2021. “Commodities (Broad Basket)” represented by the Bloomberg Commodity Index; “U.S. Equities” represented by the S&P® 500 Index; “U.S. Bonds” represented by the Bloomberg U.S. Aggregate Bond Index from 1976 to 2021, the Bloomberg U.S. Government/Credit Index from 1973 to 1976, and a blend of Morningstar’s U.S. Long - Term Government Bond, U.S. Intermediate Government Bond, and U.S. Long - Term Corporate Bond Indices from 1970 to 1973. Not intended as a recommendation to buy or sell any of the securities mentioned herein. Not intended as a recommendation to buy or sell any of the securities mentioned herein. Past performance is no guarantee of future results. Please see important disclosures at the end of this presentation. 6 For Financial Professional Use Only. Not for Public Distribution.

vaneck.com/subscribe Inflation Drives Real Rates Lower Even In 2022 Negative real rates have historically been a positive environment for gold Indicative of high financial risks Gold becomes an alternative to interest - bearing assets Why is gold not responding? Historically, gold has outperformed in the second half of inflation cycles… Gold vs. Real Rates $0 $500 $1,000 $1,500 $2,000 $2,500 - 8% - 6% - 4% - 2% 0% 2% 4% 6% 8% 10% 1972 1974 1976 1978 1980 1982 1984 1986 1988 1990 1992 1994 1996 1998 2000 2002 2004 2006 2008 2010 2012 2014 2016 2018 2020 2022 Real U.S. Interest Rates U.S. Real Rates Gold ($US/oz) Source: VanEck, FactSet, Bloomberg. Data as of June 2022. . Not intended as a recommendation to buy or sell any of the securities mentioned herein. Past performance is no guarantee of future results. Please OUNZ | VanEck Merk Gold Trust see important disclosures at the end of this presentation. 7 For Financial Professional Use Only. Not for Public Distribution.

vaneck.com/gold Gold’s Been Through Two Major Inflation Cycles Since 1970… Gold underperformed commodities in the first half of the 1970’s and 2000’s… First Half of Mid - 2000’s Inflation Regime First Half of 1970’s Inflation Regime - 50% 0% 50% 100% 150% 200% 250% 300% 350% 400% 450% 500% 0% 2% 4% 6% 8% 10% 12% 14% Dec - 69 Jun - 70 Dec - 70 Jun - 71 Dec - 71 Jun - 72 Dec - 72 Jun - 73 Dec - 73 Jun - 74 Dec - 74 Jun - 75 Dec - 75 Jun - 76 Dec - 76 Cumulative Return U.S. Consumer Price Index (CPI) - YoY CPI (LHS) Commodities Gold - 15% - 10% - 5% 0% 5% 10% 15% 20% 25% 30% 35% 40% 0.0% 0.5% 1.0% 1.5% 2.0% 2.5% 3.0% 3.5% 4.0% 4.5% 5.0% Dec - 03 Feb - 04 Apr - 04 Jun - 04 Aug - 04 Oct - 04 Dec - 04 Feb - 05 Apr - 05 Jun - 05 Aug - 05 Oct - 05 Cumulative Return U.S. Consumer Price Index (CPI) - YoY CPI (LHS) Commodities Gold OUNZ | VanEck Merk Gold Trust Source: Bloomberg, VanEck. Data as of June 2021. “Commodities” = Bloomberg Commodity Index. “Gold” = Gold Bullion (NYMEX, $/oz). “CPI” = U.S. Consumer Price Index. Not intended as a recommendation to buy or sell any of the securities mentioned herein. Past performance is no guarantee of future results. Index descriptions provided in the disclosures at the end of this presentation. 8 For Financial Professional Use Only. Not for Public Distribution.

vaneck.com/gold …Both Times Finishing Out Much Stronger In The Second Half Gold historically outperforms in the second half of inflation cycles Markets believe Fed’s transitory inflation narrative However, supply bottlenecks, tight commodities markets, tight labor, housing shortages and consumer demand pressures all suggest substantially higher inflation in the long term Second Half of Mid - 2000’s Inflation Regime Second Half of 1970’s Inflation Regime - 100% 0% 100% 200% 300% 400% 500% 600% 700% 800% 0% 2% 4% 6% 8% 10% 12% 14% 16% Dec - 76 Jun - 77 Dec - 77 Jun - 78 Dec - 78 Jun - 79 Dec - 79 Jun - 80 Dec - 80 Cumulative Return U.S. Consumer Price Index (CPI) - YoY CPI (LHS) Commodities Gold - 20% - 10% 20% 10% 0% 30% 40% 50% 60% 70% 90% 80% 0.0% 0.5% 1.0% 1.5% 2.0% 2.5% 3.0% 3.5% 4.0% 4.5% 5.0% Dec - 05 Mar - 06 Jun - 06 Sep - 06 Dec - 06 Mar - 07 Jun - 07 Sep - 07 Dec - 07 Cumulative Return U.S. Consumer Price Index (CPI) - YoY CPI (LHS) Commodities Gold OUNZ | VanEck Merk Gold Trust Source: Bloomberg, VanEck. Data as of June 2021. “Commodities” = Bloomberg Commodity Index. “Gold” = Gold Bullion (NYMEX, $/oz). “CPI” = U.S. Consumer Price Index. Not intended as a recommendation to buy or sell any of the securities mentioned herein. Past performance is no guarantee of future results. Index descriptions provided in the disclosures at the end of this presentation. 9 For Financial Professional Use Only. Not for Public Distribution.

vaneck.com/subscribe Gold Stands Out in Flight - to - Quality Periods Source: VanEck, Bloomberg. Data as of December 2021. U.S. Stocks = S&P 500® Index. Gold = LMBA Gold Price PM. U.S. Treasuries = Bloomberg Long Term U.S. Treasury Index. Not intended as a OUNZ | VanEck Merk Gold Trust Returns in Periods of Systemic Risk Gold has shown to be a reliable store of value during systemic risk periods - 30 - 8 - 17 - 39 - 7 - 1 - 14 - 20 9 7 2 19 14 30 8 2 2 2 4 10 6 8 3 6 - 40 - 30 - 20 - 10 0 10 20 30 40 Black Monday September 11th 2002 Recession Global Financial Crisis Sovereign Debt Crisis I Sovereign Debt Crisis II 2018 Tech Wreck 2020 Pandemic Turmoil Return (%) U.S. Stocks Gold U.S. Treasuries recommendation to buy or sell any of the securities mentioned herein. Past performance is no guarantee of future results. Please see important disclosures at the end of this presentation. 10 For Financial Professional Use Only. Not for Public Distribution.

Current Macro Conditions For Financial Professional Use Only. Not for Public Distribution.

OUNZ | VanEck Merk Gold Trust

Gold Weighs Dollar, Rate Hikes vs. War, Inflation, Recession

VanEck®
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2022

Inflation cycle intensifies

- Fed too slow to act
- Pandemic trends becoming permanent – weakened supply chains, on-shoring production, just-in-time inventory shifts to just-in-case, tight labor
- Commodities now in a super-cycle as Ukraine War creates additional constraints on supply
- Driving unrest in emerging markets

Central banks raising rates

- Risk of economic weakness or recession
- Debt service cost on the rise

Ukraine War creates epic shifts in geopolitics that raises risks

Long-Term

Tail risks increasing

- Commodities inflation spiral – supply constrained by a new cold war with Russia combined with impediments to development created by climate change strategies.
- Economy may capitulate to rising rates
- Market volatility, sell offs/crash
- Debt becomes a burden

For Financial Professional Use Only. Not for Public Distribution.
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vaneck.com/subscribe Dollar Takes A Pause From Its Long, Secular Decline The U.S. dollar has been in a secular decline since its 1985 peak 2011 to 2017 marked the 3rd major U.S. dollar bull market since 1970 and the last time the dollar experienced a notable, sustained rally…up until this year Gold vs. U.S. Dollar Index (DXY) 70 80 90 100 110 120 130 140 150 160 170 $0 $500 $1,000 $1,500 $2,000 $2,500 1972 1974 1976 1978 1980 1982 1984 1986 1988 1990 1992 1994 1996 1998 2000 2002 2004 2006 2008 2010 2012 2014 2016 2018 2020 2022 U.S. Dollar (DXY Index) Gold Price (US$/oz) Gold DXY Index (RHS) Source: Bloomberg. Data as of June 2022. Not intended as a recommendation to buy or sell any of the securities mentioned herein. Past performance is no guarantee of future results. Please see important disclosures at the end of this presentation. OUNZ | VanEck Merk Gold Trust 13 For Financial Professional Use Only. Not for Public Distribution.

vaneck.com/subscribe Still, Dollar/Gold Inverse Trend Not As Strong This Year Breaking down the breakdown ▪ Historically, the U.S. dollar and gold have exhibited a nearly perfect inverse relationship (1970’s and 2000’s) ▪ This relationship has come undone, somewhat, with gold mostly moving sideways during the dollar’s recent rally ▪ Recent dollar strength stemming from zero - rate policies in Japan, war in Europe, and rising rates in the U.S. 1971 to 1979 2001 to 2009 2015 to Present 70 80 90 100 110 120 130 $0 $100 $200 $300 $400 $500 $600 Jan - 71 Feb - 72 Mar - 73 Apr - 74 May - 75 Jun - 76 Jul - 77 Aug - 78 Sep - 79 Index Value Price ($/oz) Gold ($/oz) DXY (RHS) 70 80 90 100 110 120 130 $200 $400 $600 $800 $1,000 $1,200 $1,400 Jan - 01 Feb - 02 Mar - 03 Apr - 04 May - 05 Jun - 06 Jul - 07 Aug - 08 Sep - 09 Index Value Price ($/oz) Gold ($/oz) DXY (RHS) 70 80 90 100 110 120 130 $1,000 $1,200 $1,400 $1,600 $1,800 $2,000 $2,200 Dec - 15 Nov - 16 Oct - 17 Sep - 18 Aug - 19 Jul - 20 Jun - 21 May - 22 Index Value Price ($/oz) Gold ($/oz) DXY (RHS) Source: Bloomberg. Data as of June 2022. Not intended as a recommendation to buy or sell any of the securities mentioned herein. Past performance is no guarantee of future results. 14 For Financial Professional Use Only. Not for Public Distribution. OUNZ | VanEck Merk Gold Trust

VanEck Merk Gold Trust For Financial Professional Use Only. Not for Public Distribution.

vaneck.com/subscribe The Gold ETF that Delivers Data as of June 2022. This content is not intended as tax advice. Investors should consult with a tax professional for their particular situation and jurisdiction. Please see important disclosures at the end of this presentation. The VanEck Merk Gold Trust (the “Trust” or "OUNZ") provides investors with a convenient and cost - efficient way to buy and hold gold through an exchange traded product with the option to take physical delivery of gold . The Trust’s primary objective is to provide investors with an opportunity to invest in gold through the shares and be able to take delivery of physical gold bullion (physical gold) in exchange for their shares . The Trust’s secondary objective is for the shares to reflect the performance of the price of gold less the expenses of the Trust’s operations . OUNZ | VanEck Merk Gold Trust Deliverability OUNZ holds gold bullion in the form of allocated London Bars. It differentiates itself by providing investors with the option to take physical delivery of gold bullion in exchange for their shares. Convertibility For the purpose of facilitating delivery, Merk has developed a proprietary process for the conversion of London Bars into gold coins and bars in denominations investors may desire. Tax Efficiency Taking delivery of gold is not a taxable event as investors merely take possession of what they already own: the gold. Fund Details Fund Ticker OUNZ Commencement Date 5/16/2014 Expense Ratio (%) 0.25 Exchange NYSE Arca Custodian JP Morgan Chase Bank, N.A Trustee Bank of New York Mellon 16 For Financial Professional Use Only. Not for Public Distribution.

vaneck.com/subscribe Seamless Delivery Process A delivery applicant must submit a delivery application and payment for the processing and delivery fees to cover the cost of preparing and transporting the gold. The delivery of physical gold to applicants may take considerable time and the delay in delivery could result in losses if the price of gold declines. A share submission is irrevocable. See important disclosures at the end. ▪ Investor files a Delivery Application ▪ Investor instructs their broker to submit their ETF shares to take delivery of their gold ▪ Gold sent to Investor OUNZ | VanEck Merk Gold Trust OUNZ Shareholder owns pro - rata share of gold held by the Trust Investor receives coins an/or bars without experiencing taxable event Investor VanEck Merk Gold Trust VanEck Merk Gold Trust holds gold in the form of allocated London Bars Gold is converted into coins and/or bars as requested by Investor Investor submits delivery application and shares of OUNZ Gold is delivered to Investor 17 For Financial Professional Use Only. Not for Public Distribution.

OUNZ | VanEck Merk Gold Trust

Wide Selection of Gold Available

VanEck®

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Gold bars and coins available with their associated fees are regularly updated at merkgold.com/fees

Type of Gold	Exchange Fee[1]		Purity (%)
	Fee per Application	Fee per Ounce	
1oz Australian bars	$500	$25.00	0.9999
1oz 2022 Australian Kangaroos	$500	$37.00	0.9999
1oz 2022 US Mint Gold Eagles	$500	$85.00	0.9167
1oz 2022 US Mint Gold Buffalo	$500	$85.00	0.9999
1oz Britannia	$500	$35.00	0.9999
10 oz Australian bars	$500	$21.00	0.9999
1kg Kilo bars	$500	$14.00	0.9999
London bars	$4,000	$0.00	95.00 – 99.99

[1]Exchange Fee effective March 10, 2022 and supersedes any previously published Exchange Fees, including those in the prospectus. Subject to change.

Data as of March 2022. Source: Merk Investments, LLC. During times of high demand for coins in the market, Processing Fees may be updated frequently and may be updated after the time a Delivery Applicant submits an application before it is pre-approved; in this case, the Delivery Applicant may have to pay a higher Processing Fee to have the Delivery Application pre-approved.

The Exchange Fee covers the cost of exchanging OUNZ shares into gold bars in the form of London Bars which the Trust holds in the vault, as well as the cost of converting London Bars into the gold coins or smaller gold bars that investors may prefer for delivery. The Exchange Fee for gold coins and bars, outside of London Bars, reflects the premium such coins and bars are trading at relative to the spot price of gold.

In an effort to keep Exchange Fees predictable, the precious metals dealer will choose coins and bars from inventory regardless of date. Special requests may be accommodated, but are subject to inventory and may be subject to higher fees. We would publish the pricing for special requests on this page, making it available to other investors as well.

Aside from being able to request delivery of London Bars, investors may request to have their shares exchanged for other gold bars and coins, without numismatic value, having a minimum fineness (or purity) of 995 parts per 1,000 (99.5%) or, for American Gold Eagle gold coins, with a minimum fineness of 91.67%.

All fees are subject to change upon notice and the Sponsor may waive or reduce the Exchange Fees from time to time.

Please see important disclosures at the end of this presentation.

For Financial Professional Use Only. Not for Public Distribution.

18

vaneck.com/subscribe 19 For Financial Professional Use Only. Not for Public Distribution. OUNZ was Designed with Crises in Mind *Through August 2022. Source: Merk Investments LLC. Past performance is no guarantee of future results. Please see important disclosures at the end of this presentation. OUNZ has consistently satisfied delivery requests through various market environments ▪ OUNZ facilitated ten delivery requests for bars and coins throughout 2020 when bars and coins were in short supply ▪ A large delivery of 100 ounces was made in March 2020 as many areas of the world were in varying states of lockdown ▪ Delivery requests have continued to be fulfilled throughout the challenging global pandemic period OUNZ | VanEck Merk Gold Trust Deliveries Total Ounces Ounces Per Delivery (Range) Gold Price Per Delivery (Range) 2020 10 2,848 5 - 2258 $1,608 - $1,938 2021 12 551 10 - 135 $1,716 – $1,863 2022* 10 345 6 – 101 $1,714 – $1,979 Annual OUNZ Delivery Statistics

vaneck.com/subscribe This material is for informational purposes only. The information presented does not involve the rendering of personalized investment, financial, legal, or tax advice. Certain statements contained herein may constitute projections, forecasts and other forward looking statements, which do not reflect actual results, are valid as of the date of this communication and subject to change without notice. Information provided by third party sources are believed to be reliable and have not been independently verified for accuracy or completeness and cannot be guaranteed. The information herein represents the opinion of the author(s), but not necessarily those of VanEck. VanEck Merck Gold Trust (OUNZ) must be preceded or accompanied by the prospectus. Before investing you should carefully consider the Fund’s investment objectives, risks, charges and expenses. This and other information is in the prospectus, a copy of which is available at https://www.vaneck.com/us/en/etf/commodity/ounz/documents/ounz - prospectus.pdf/ . Please read the prospectus carefully before you invest. Investing involves risk, including possible loss of principal. The Trust is not an investment company registered under the Investment Company Act of 1940 or a commodity pool for the purposes of the Commodity Exchange Act. Shares of the Trust are not subject to the same regulatory requirements as mutual funds. Because shares of the Trust are intended to reflect the price of the gold held in the Trust, the market price of the shares is subject to fluctuations similar to those affecting gold prices. Additionally, shares of the Trust are bought and sold at market price, not at net asset value (“NAV”). Brokerage commissions will reduce returns. Commodities and commodity - index linked securities may be affected by changes in overall market movements and other factors such as weather, disease, embargoes, or political and regulatory developments, as well as trading activity of speculators and arbitrageurs in the underlying commodities. Trust shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of Trust shares relates directly to the value of the gold held by the Trust (less its expenses), and fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. The Trust does not generate any income, and as the Trust regularly issues shares to pay for the Sponsor’s ongoing expenses, the amount of gold represented by each Share will decline over time. Investing involves risk, and you could lose money on an investment in the Trust. The request for redemption of shares for gold is subject to a number of risks including but not limited to the potential for the price of gold to decline during the time between the submission of the request and delivery. Delivery may take considerable time depending on your location. For a more complete discussion of the risk factors relative to the trust, carefully read the prospectus. The sponsor of the Trust is Merk Investments LLC (the “Sponsor”). VanEck and Foreside Fund Services, LLC, provide marketing services to the Trust. 20 For Financial Professional Use Only. Not for Public Distribution. Important Disclosures © 2022 Merk Investments LLC. © 2022 VanEck. All trademarks, service marks or registered trademarks are the property of their respective owners.

vaneck.com/subscribe Index returns assume reinvestment of all income and do not reflect any management fees or brokerage expenses associated with fund returns . Returns for actual fund investors may differ from what is shown because of differences in timing, the amount invested and fees and expenses . You cannot invest directly in an index . LBMA Gold Price is the London Bullion Market Association measure of gold price quoted in U . S . dollars . S&P 500 Index is widely regarded as the best single gauge of large - cap U . S . equities . The index is a float - adjusted, market - cap - weighted index of 500 leading U . S . companies from across all market sectors including information technology, telecommunications services, utilities, energy, materials, industrials, real estate, financials, health care, consumer discretionary, and consumer staples . Bloomberg 1 - 3 Year Treasury Bond Index measures U . S . dollar - denominated, fixed - rate, nominal debt issued by the U . S . Treasury with 1 - 2 . 999 years to maturity . Bloomberg U . S . Aggregate Bond Index measures the investment grade, U . S . dollar - denominated, fixed - rate taxable bond market . The index includes Treasuries, government - related and corporate securities, MBS (agency fixed - rate pass - throughs), ABS and CMBS (agency and non - agency) . Bloomberg Commodity Index is designed to be a highly liquid, diversified benchmark for commodities as an asset class . The Bloomberg Commodity Index is composed of futures contracts on 20 physical commodities . Bloomberg Global Aggregate Bond Index is a market - weighted index of global government, government - related agencies, corporate and securitized fixed - income investments . Bloomberg U . S . Aggregate Government/Credit Index is a broad - based benchmark that measures the performance of U . S . Dollar denominated U . S . Treasuries, government - related and investment grade U . S . corporate securities that have a remaining maturity of greater than one year . Bloomberg U . S . Long Treasury Index measures the performance of US dollar - denominated, fixed - rate, nominal debt issued by the US Treasury with a maturity greater than 10 years . Morningstar U . S . Intermediate Government Bond Index is an unweighted index that measures the performance of U . S . Treasury and U . S . Government Agency bonds with maturities between four and seven years . Morningstar U . S . Long - Term Corporate Bond Index is an unweighted index that measures the performance of U . S . corporate bonds with maturities of seven years or longer . U . S . Dollar Index is a measure of the value of the U . S . dollar relative to the value of a basket of currencies of the majority of the U . S . 's most significant trading partners . Morningstar Long - Term U . S . Government Bond Index includes U . S . Treasury and U . S . Government Agency bonds with maturities of seven years or longer . U . S . Consumer Price Index (CPI) is a measure of the average change in the price for goods and services paid by urban consumers between any two time periods . It can also represent the buying habits of urban consumers . MSCI All Country World Index (ACWI) is a stock index designed to track broad global equity - market performance . Maintained by Morgan Stanley Capital International (MSCI), the index comprises the stocks of nearly 3 , 000 companies from 23 developed countries and 25 emerging markets . M 2 Money Supply is a classification of global money supply . It includes M 1 – which is comprised of cash outside of the private banking system plus current account deposits – while also including capital in savings accounts, money market accounts and retail mutual funds, and time deposits of under $ 100 , 000 . The S&P 500 Index is a product of S&P Dow Jones Indices LLC and/or its affiliates and has been licensed for use by Van Eck Associates Corporation . Copyright © 2022 S&P Dow Jones Indices LLC, a division of S&P Global, Inc . , and/or its affiliates . All rights reserved . Redistribution or reproduction in whole or in part are prohibited without written permission of S&P Dow Jones Indices LLC . For more information on any of S&P Dow Jones Indices LLC’s indices please visit www . spdji . com . S&P ® is a registered trademark of S&P Global and Dow Jones ® is a registered trademark of Dow Jones Trademark Holdings LLC . Neither S&P Dow Jones Indices LLC, Dow Jones Trademark Holdings LLC, their affiliates nor their third party licensors make any representation or warranty, express or implied, as to the ability of any index to accurately represent the asset class or market sector that it purports to represent and neither S&P Dow Jones Indices LLC, Dow Jones Trademark Holdings LLC, their affiliates nor their third party licensors shall have any liability for any errors, omissions, or interruptions of any index or the data included therein . Bloomberg Barclays Indices does not sponsor, endorse, or promote the Fund and bears no liability with respect to the Fund or security . 21 For Financial Professional Use Only. Not for Public Distribution. Definitions and Descriptions © 2022 Van Eck Securities Corporation, Distributor, a wholly - owned subsidiary of Van Eck Associates Corporation

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